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                             March 10, 2023

       K. Jon Taylor
       Chief Financial Officer
       FirstEnergy Corp.
       76 South Main Street
       Akron, OH 44308

                                                        Re: FirstEnergy Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 13,
2023
                                                            File No. 333-21011

       Dear K. Jon Taylor:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Pension and OPEB Accounting, page 68

   1. We note that 42% of the total asset value reported for your pension plans in Note 5 on page 91 is based on net
asset values to approximate fair values at December 31, 2022.

                                                        Please expand your
disclosure to explain how you select, apply and test the underlying valuation
methodologies, and to describe any efforts that you undertake to oversee and evaluate pricing
services that are based on the net asset values of the investments.

                                                        Please also clarify how
you applied the guidance in FASB ASC 820-10-35-60 in
                                                        considering whether
adjustments to the most recent net asset values were necessary.
 K. Jon Taylor
FirstEnergy Corp.
March 10, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 with any questions.



FirstName LastNameK. Jon Taylor                           Sincerely,
Comapany NameFirstEnergy Corp.
                                                          Division of
Corporation Finance
March 10, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName